Mail Stop 3561

June 10, 2008

Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia 23233

       Re: **Circuit City Stores, Inc.**
              Form 10-K for Fiscal Year Ended February 28, 2007
              Filed April 30, 2007
              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2007
              Form 10-Q for the Fiscal Quarter Ended May 31, 2007
              Filed July 3, 2007
              Form 10-Q for the Fiscal Quarter Ended August 31, 2007
              Filed October 9, 2007
              File No. 001-05767

Dear Mr. Schoonover:

      We have completed our review of your Form 10-K for the fiscal year ended February 28, 2007 and have no further comments at this time.

                   Sincerely,

                   H. Christopher Owings
                   Assistant Director